

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 11, 2017

<u>Via E-mail</u>
Scott C. Schroeder
Executive Vice President and
Chief Financial Officer
Cabot Oil & Gas Corporation
840 Gessner Road, Suite 1400
Houston, Texas 77024

> **Re: Cabot Oil & Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated October 21, 2016**
> **File No. 1-10447**

Dear Mr. Schroeder:

We have reviewed your October 21, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 13, 2016 letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Business and Properties, page 7</u>

<u>Proved Undeveloped Reserves, page 11</u>

1.   We have read your response to comment 1 and are not in a position to agree with your conclusion that it is appropriate to continue to attribute proved reserves to drilled wells where the completion and conversion of the related undeveloped reserves to developed status is intentionally deferred to a period beyond five years of initial disclosure of such reserves absent specific circumstances justifying a longer time period.

In this regard, the view expressed in your response to comment 1 indicating that the activities solely related to drilling a well would be sufficient to fulfil the timing requirements under Rule 4-10(a)(31)(ii) of Regulation S-X is inconsistent with the definition of a drilled well provided in Item 1205(b)(4) of Regulation S-K as your wells have yet to be completed. Additionally, Item 1208(c)(3) defines productive wells as referenced in the disclosure of drilled wells under Items 1205(a) and 1208(a) of Regulation S-K as producing wells and wells mechanically capable of production.

Furthermore, the development activities concluded as of December 31, 2015 are not sufficient to bring the drilled but uncompleted wells identified in your response to the status of economically producible pursuant to the definition of a development project in Rule 4-10(a)(8) of Regulation S-X. The answer to question 108.01 in the Compliance and Disclosure Interpretations ("C&DI") clarifies that a development project is a "single engineering activity with a distinct beginning and end, which, when completed, results in the production… of crude oil or natural gas."

We also note the responses to comments 1 and 3 in your letter dated October 5, 2016, indicates the 315.5 Bcfe in proved undeveloped reserves related to the drilled but uncompleted wells identified in your current response were intentionally delayed by the Company based on internal factors to a date beyond five years from initial disclosure. Therefore, the 315.5 Bcfe related to these undeveloped wells does not merit an exception for a time period longer than five years under the specific circumstances described in C&DI 131.03. Refer to the last bullet point in the answers to question 131.03 in the Compliance and Disclosure Interpretations.

Please remove the 315.5 Bcfe related to the drilled but uncompleted wells identified in your response as proved reserves as of December 31, 2015.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources